Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings, as defined:
Income (Loss) from Continuing Operations Before
Income Taxes	$486	$1,212	$881	$(13)	$671	$785
Adjustments to reflect earnings from equity method
investments on a cash basis		1	7	1		2
	486	1,213	888	(12)	671	787

Total fixed charges as below	58	259	426	364	390	388
Less:
Capitalized interest	13	47	33	44	57	54
Interest expense and fixed charges related to
discontinued operations		3	147	102	157	217
Total fixed charges included in Income (Loss) from
Continuing Operations Before Income Taxes	45	209	246	218	176	117

Total earnings	$531	$1,422	$1,134	$206	$847	$904

Fixed charges, as defined:
Interest charges (a)	$50	$223	$387	$321	$374	$374
Estimated interest component of operating rentals	8	36	38	42	15	14
Fixed charges of majority-owned share of 50% or
less-owned persons			1	1	1

Total fixed charges (b)	$58	$259	$426	$364	$390	$388

Ratio of earnings to fixed charges (c)	9.2	5.5	2.7	0.6	2.2	2.3

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.
(c)
In January 2011, PPL Energy Supply distributed its 100% membership interest in PPL Global to PPL Energy Supply's parent, PPL Energy Funding.  As a result, PPL Global’s operating results were reclassified as Discontinued Operations.  Upon reflecting this reclassification, earnings were less than fixed charges for 2009.  See Note 9 in PPL Energy Supply’s 2011 Form 10-K for additional information.  The total amount of fixed charges for this period was approximately $364 million and the total amount of earnings was approximately $206 million.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $158 million.